UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On July 28, 2025, China SXT Pharmaceuticals, Inc. (the “Company”)  held a special meeting of shareholders (the “Meeting”) at 9 a.m., EST, at 178 Taidong Road North Taizhou, Jiangsu, People’s Republic of China. Each ordinary share is entitled to one.

Holders of a total of 39,648,847 ordinary shares, out of a total of 116,027,758 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than one-third of all votes attaching to the total issued voting shares in the Company at the Meeting as of the record date of July 9, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1.	Creation of a new class of Class B Ordinary Shares and re-designation of the existing issued and unissued Ordinary Shares as Class A Ordinary Shares, and Amendment to the Memorandum and Articles of Association.

It was approved to change the Company’s authorized share capital to comprise of a dual class of shares through (i) creating a new class of shares comprising unlimited Class B Ordinary Shares (the “Creation of New Class”) which entitle the holder to fifty (50) votes per Class B Ordinary Share on any resolution of shareholders; (ii) re-designating an aggregate of then issued 532 Ordinary Shares held by Feng Zhou Management Limited into 532 Class B Ordinary Shares (the “Re-designation of Class B Shares”); (iii) re-designating the remaining then issued 116,027,226 Ordinary Shares as 116,027,226 Class A Ordinary Shares with no par value each (the “Re-designation of Class A Shares”); (iv) other consequential updates including the rights of Class B Ordinary Shares, in the form of the amended and restated memorandum and articles of association, a copy of which is attached as Exhibit 3.1 (the “New Amended MAA”); and (v) adopting the New Amended MAA as the memorandum and articles of association of the Company, to the exclusion of the existing amended and restated memorandum and articles of association, where the New Amended MAA will become effective upon filing with the Companies Registry of the British Virgin Islands by the Company.

For	Against	Abstain
39,642,273	6,445	129

The foregoing description of the amendments is qualified in its entirety by reference to the full text of the New Amended MAA, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit
3.1	Amended and Restated Articles of Association adopted on July 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2025

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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